SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 250549

                                  FORM 12(B)-25

                          Commission File Number 29081

                           NOTIFICATION OF LATE FILING


(Check One):  [   ]  Form 10-K   [   ]  Form 11-K    [  ] Form 20-F
              [ X ]  Form 10-Q   [   ]  Form N-SAR
              For Period Ended:  July 31, 2000

  [   ]  Transition Report on Form 10-K    [  ]  Transition Report on Form 10-Q
  [   ]  Transition Report on Form 20-K    [  ]  Transition Report on Form N-SAR
  [   ]  Transition Report on Form 11-K
  For Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing listed above, identify the item(s) to which the notification relates: None

PART I
REGISTRANT INFORMATION

Full Name of Registrant:  Saratoga International Holdings Corp.
Former name if applicable:  N/A
Address of principal executive offices:  8756 - 122nd Avenue NE
City, state and zip code:  Kirkland, WA  98033

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ](b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

NARRATIVE

     The Registrant is unable to file its Quarterly report on Form 10-QSB for the fiscal quarter ended July 31, 2000, because of its recent decision to discontinue the operations of its wholly-owned subsidiary, Virtual Media Group Inc. Accounting for this discontinued operation requires significant additional effort to determine and present financial information relating to the disposition of segment of the registrants business. Accounting for this discontinued operation and the disposition of related assets is expected to have a significant impact on the unaudited financial statements for the fiscal quarter. The Registrant anticipates the quarterly report will be available on or before the 5th calendar day following the prescribed due date of the Registrant's From 10-QSB.

PART IV
OTHER INFORMATION

     Name and telephone number of person to contact in regard to this notification: Terrence K. Picken, (425) 827-7817.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ]  Yes   [   ]  No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

     If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the three month and nine month periods ended July 31, 2000 compared to the corresponding periods in the last fiscal year the Registrant expects to report a net loss. Approximately $320,000 loss is expected to be attributable to the disposition of a discontinued business segment. Additionally, loss from operations for the nine months ended July 31, 2000, not including the discontinued business segment, is expected to be approximately $1,950,000 or slightly more than double the loss from operations for the nine months ended July 31, 1999.

        Saratoga Internatioanl Holdings Crop.
        (Name of Registrant as Specified in Charter)

     Saratoga has caused this notificate to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   September 14, 2000              By: /s/ Patrick F. Charles
                                            Patrick F. Charles
                                            CEO, President and Director